UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*



                     KIT Digital, Inc. (fka Roo Group, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    482470101
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]        Rule 13d-1(b)

        [X]        Rule 13d-1(c)

        [_]        Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482470101
          -------------------

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     1)    Names of Reporting Person

           S.S. or I.R.S. Identification No. of Above Person

                Tudor Investment Corporation
           ---------------------------------------------------------------------
                22-2514825
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
               -----------------------------------------------------------------
           (b)    X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)    SEC Use Only
                           -----------------------------------------------------
--------------------------------------------------------------------------------

     4)    Citizenship or Place of Organization    Delaware
                                                --------------------------------
--------------------------------------------------------------------------------
                   (5)   Sole Voting Power                    0
                                            ------------------------------------
Number of Shares   -------------------------------------------------------------
Beneficially       (6)   Shared Voting Power          1,182,527
Owned by Each                                 ----------------------------------
Reporting Person   -------------------------------------------------------------
With               (7)   Sole Dispositive Power               0
                                                 -------------------------------
                   -------------------------------------------------------------
                   (8)   Shared Dispositive Power     1,182,527
                                                   -----------------------------
--------------------------------------------------------------------------------
     9)    Aggregate Amount Beneficially Owned
           by Each Reporting Person                   1,182,527
                                                   -----------------------------
--------------------------------------------------------------------------------
    10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)    Percent of Class Represented by Amount in Row 9          1.0%
                                                             -------------------
--------------------------------------------------------------------------------

    12)    Type of Reporting Person (See Instructions)     CO
                                                        ------------------------
--------------------------------------------------------------------------------

CUSIP No. 482470101
          -------------------

--------------------------------------------------------------------------------

     1)    Names of Reporting Person

           S.S. or I.R.S. Identification No. of Above Person

                Paul Tudor Jones, II
           ---------------------------------------------------------------------

           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
               -----------------------------------------------------------------
           (b)    X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)    SEC Use Only
                           -----------------------------------------------------
--------------------------------------------------------------------------------

     4)    Citizenship or Place of Organization    USA
                                                --------------------------------
--------------------------------------------------------------------------------
                   (5)   Sole Voting Power                    0
                                            ------------------------------------
Number of Shares   -------------------------------------------------------------
Beneficially       (6)   Shared Voting Power          1,182,527
Owned by Each                                 ----------------------------------
Reporting Person   -------------------------------------------------------------
With               (7)   Sole Dispositive Power               0
                                                 -------------------------------
                   -------------------------------------------------------------
                   (8)   Shared Dispositive Power     1,182,527
                                                   -----------------------------
--------------------------------------------------------------------------------
     9)    Aggregate Amount Beneficially Owned
           by Each Reporting Person                   1,182,527
                                                   -----------------------------
--------------------------------------------------------------------------------
    10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)    Percent of Class Represented by Amount in Row 9          1.0%
                                                             -------------------
--------------------------------------------------------------------------------

    12)    Type of Reporting Person (See Instructions)     IN
                                                        ------------------------
--------------------------------------------------------------------------------

CUSIP No. 482470101
          -------------------

--------------------------------------------------------------------------------

     1)    Names of Reporting Person

           S.S. or I.R.S. Identification No. of Above Person

           The Tudor BVI Global Portfolio L.P. (f/k/a The Tudor BVI Global Portfolio Ltd.)
           ---------------------------------------------------------------------

           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
               -----------------------------------------------------------------
           (b)    X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)    SEC Use Only
                           -----------------------------------------------------
--------------------------------------------------------------------------------

     4)    Citizenship or Place of Organization    Cayman Islands
                                                --------------------------------
--------------------------------------------------------------------------------
                   (5)   Sole Voting Power                    0
                                            ------------------------------------
Number of Shares   -------------------------------------------------------------
Beneficially       (6)   Shared Voting Power          1,182,527
Owned by Each                                 ----------------------------------
Reporting Person   -------------------------------------------------------------
With               (7)   Sole Dispositive Power               0
                                                 -------------------------------
                   -------------------------------------------------------------
                   (8)   Shared Dispositive Power     1,182,527
                                                   -----------------------------
--------------------------------------------------------------------------------
     9)    Aggregate Amount Beneficially Owned
           by Each Reporting Person                   1,182,527
                                                   -----------------------------
--------------------------------------------------------------------------------
    10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)    Percent of Class Represented by Amount in Row 9          1.0%
                                                             -------------------
--------------------------------------------------------------------------------

    12)    Type of Reporting Person (See Instructions)     PN
                                                        ------------------------
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

            KIT Digital Inc. (fka Roo Group, Inc.)

Item 1(b).  Address of Issuer's Principal Executive Offices:

            228 East 45th Street, 8th Floor
            New York, NY  10017

Item 2(a).  Name of Person Filing:

            Tudor Investment Corporation ("TIC")
            Paul Tudor Jones, II
            The Tudor BVI Global Portfolio L.P. (fka The Tudor BVI Global Portfolio Ltd.) ("BVI Portfolio")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The principal business office of TIC is:

                   1275 King Street
                   Greenwich, CT 06831

            The principal business office of Mr. Jones is:

                   c/o Tudor Investment Corporation
                   1275 King Street
                   Greenwich, CT 06831

            The principal business office of BVI Portfolio is:

                   c/o CITCO
                   Kaya Flamboyan 9
                   P.O. Box 4774
                   Curacao, Netherlands Antilles

Item 2(c).  Citizenship:

            TIC is a Delaware corporation.
            Mr. Jones is a citizen of the United States.
            BVI Portfolio is a limited partnership organized under the laws of the Cayman Islands.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.0001

Item 2(e).  CUSIP Number:

            482470101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)  [ ]  Broker or Dealer registered under section 15 of the Act

         (b)  [ ]  Bank as defined in section 3(a)(6) of the Act

         (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act

         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) [ ] Employment Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

         (g) [ ] Parent Holding Company, in accordance with section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

         (h)  [ ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership (As of December 31, 2008).

         (a)  Amount Beneficially Owned: See Item 9 of cover pages

         (b)  Percent of Class: See Item 11 of cover pages

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote
                                                       See Item 5 of cover pages
                                                       -------------------------

              (ii)  shared power to vote or to direct the vote
                                                       See Item 6 of cover pages
                                                       -------------------------

              (iii) sole power to dispose or to direct the disposition of
                                                       See Item 7 of cover pages
                                                       -------------------------

              (iv)  shared power to dispose or to direct the disposition of
                                                       See Item 8 of cover pages
                                                       -------------------------

              Pursuant to an agreement dated December 31, 2008, by and among TIC, James J. Pallotta ("Pallotta"), and others, TIC transacted a split-off of, among other entities, The Raptor Global Portfolio Ltd., a Cayman Islands corporation ("Raptor Portfolio"), and The Altar Rock Fund L.P., a Delaware limited partnership ("Altar Rock") (such split-off, the "Split-off"). As a result of the Split-off, TIC: (i) no longer employs Pallotta as its vice chairman, (ii) is no longer the general partner of Altar Rock and (iii) is no longer involved, affiliated or associated with the management or operations of Raptor Portfolio. As of January 1, 2009, Pallotta, separately from of TIC, manages and operates Altar Rock and Raptor Portfolio as well as other funds and entities. As a result of the Split-off, Pallotta, Raptor Portfolio and Altar Rock are no longer members of the Group.

              Following the Split-off, BVI Portfolio held (i) 909,636 share of Common Stock of KIT Digital Inc. (the "Company") (the "Common Stock") and (ii) (a) 193,761 warrants to purchase Common Stock with an expiration date of 11-16-2011 and (b) 79,130 warrants to purchase Common Stock with an expiration date of 05-09-2012 (collectively, the "Warrants"). Assuming exercise by BVI Portfolio of the Warrants, BVI Portfolio holds approximately 1.0% of the Common Stock (collectively, the "Shares"). This calculation is based on 114,609,788 shares of Common Stock of the Company outstanding as of November 14, 2008 as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2008 plus the 272,891 additional shares of Common Stock that would result from exercise of the Warrants held by the Reporting Persons.

              Because Tudor Investment Corporation ("TIC") provides investment advisory services to BVI Portfolio, TIC may be deemed to beneficially own the shares of common stock owned by each such entity. TIC expressly disclaims such beneficial ownership. In addition, because Mr. Jones is the controlling shareholder of TIC, Mr. Jones may be deemed to beneficially own the shares of common stock deemed beneficially owned by TIC. Mr. Jones expressly disclaims such beneficial ownership.


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         See cover pages

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               Dated:  February 9, 2009

                               TUDOR INVESTMENT CORPORATION


                               By:     /s/ Stephen N. Waldman
                                   --------------------------------------------
                                   Stephen N. Waldman
                                   Managing Director and Associate General
                                     Counsel



                                   /s/ Paul Tudor Jones, II
                               --------------------------------------------
                                   Paul Tudor Jones, II



                               THE TUDOR BVI GLOBAL PORTFOLIO L.P.

                               By:    Tudor BVI GP Ltd.
                               Its:   General Partner

                               By:    Tudor Investment Corporation,
                                      Trading Advisor

                                    By:     /s/ Stephen N. Waldman
                                        ---------------------------------------
                                        Stephen N. Waldman
                                        Managing Director and Associate General
                                          Counsel